Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, California  90067-6048
310 788-1000
Fax 310 788-1200
www.kayescholer.com

June 21, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1
Filed on April 19, 2010
File No. 333-166289

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Hythiam, Inc. (the “Company”) on April 19, 2010, as amended through the date hereof.  The Company has authorized us to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in recent correspondence and telephone conversations.

In response to comment number 1 raised in the letter from the Staff, dated June 17, 2010, the Company included the proposed number of shares and warrants to be registered.  Further, the Company has reduced the estimated amount of the offering to $5,000,000.  These changes have been made throughout the filing.

In response to comment number 2, the Company has checked the box for a continuous offering pursuant to Regulation C, Rule 415(a)(ix).  In addition, further changes have been made to the Plan of Distribution to provide additional disclosure regarding the limited exclusivity of the placement agent and to present the compensation in a tabular format.

In response to comment number 3, the Company revised the cover page and the Plan of Distribution to state the placement agent “is deemed an underwriter.”  The Company also added to the cover page additional disclosure regarding the offering.

In addition, there are numerous conforming changes throughout the document to reflect the above responses.

We hope that this letter is responsive to your comments and resolves all open issues.  If you have questions or require further information, please feel free to call me.

Sincerely,

/s/GLENN D. SMITH, ESQ.
Glenn D. Smith, Esq.

KAYE SCHOLER LLP

GDS:rb
Enclosure